Ensurapet, Inc.
721 24TH STREET NE
CANTON, OHIO 44714

(949) 554-7313
Via Edgar

June 3, 2009
United States Securities and Exchange Commission
Division of Corporation Finance 100 F Street N.E.
Washington D.C. 20002

Re: Ensurapet, Inc.

Request to Withdraw Registration Statement on Form10 (RW)
 SEC File Number 000-52279

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Ensurapet, Inc. (the " Registrant") hereby requests immediate withdrawal of its Registration Statement on Form 10 (File No. 000-52279), which was filed with the Securities and Exchange Commission (the "Commission") on April 17, 2009 along with any amendments and exhibits (the "Registration Statement").

The Registrants believe that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing before the Registrant has had an opportunity to fully respond to the comments of the Commission staff. Please note that the Registration Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact the undersigned 949-554-7313.

Very truly yours,

By /s/ W. Russell Smith
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W. Russell Smith
Chief Executive Officer